

STANDEX INTERNATIONAL CORPORATION ● SALEM, NH 03079 ● TEL (603) 893-9701 ● FAX (603) 893-7324 ● WEB www.standex.com

Contact:
Thomas DeByle, CFO   **FOR IMMEDIATE RELEASE**
(603) 893-9701
e-mail: InvestorRelations@Standex.com

STANDEX REPORTS 7.9% SALES GROWTH
IN FOURTH QUARTER FISCAL 2013

- Reports $1.00 in EPS from Continuing Ops in Fourth Quarter, and $1.02 in Non-GAAP EPS from Continuing Ops
- Reports $3.55 in EPS from Continuing Ops for FY 2013, and $3.70 in Non-GAAP EPS from Continuing Ops
- Strong Cash Generation During Q4 Results in Net Cash Positive Position for Second Time in Standex History

SALEM, NH – August 27, 2013 . . . . Standex International Corporation **(NYSE:SXI)** today reported financial results for the fourth quarter ended June 30, 2013.

Fourth Quarter Fiscal 2013 Results from Continuing Operations

- Net sales increased 7.9% to $183.3 million from $169.8 million in the fourth quarter of fiscal 2012.

- Income from operations was $18.2 million compared with $18.5 million in the fourth quarter of fiscal 2012. Operating income for the fourth quarter of 2013 included $0.4 million in pre-tax restructuring charges. The fourth quarter of 2012 included, pre-tax, $0.2 million of restructuring charges and $0.5 million of acquisition-related costs. Excluding these items from both periods, the Company reported non-GAAP fourth quarter fiscal 2013 operating income of $18.6 million, compared with $19.2 million in the year-earlier quarter.

- Net income from continuing operations was $12.7 million, or $1.00 per diluted share, including, after tax, $0.3 million of restructuring charges. This compares with fourth quarter 2012 net income from continuing operations of $13.5 million, or $1.05 per diluted share, which included, after tax, $0.2 million of restructuring charges, $0.3 million of acquisition-related costs, and $0.8 million in discrete tax benefits. Excluding the aforementioned items from both periods, non-GAAP net income from continuing operations decreased 1.4% to $13.0 million, or $1.02 per diluted share, from $13.2 million, or $1.02 per diluted share, in the fourth quarter of fiscal 2012.

- EBITDA (earnings before interest, income taxes, depreciation and amortization) was $22.1 million compared with $22.1 million in the fourth quarter of fiscal 2012. Excluding the previously mentioned items from both periods, EBITDA decreased by 1.5% to $22.5 million from $22.8 million in the fourth quarter of fiscal 2012.

- Net working capital (defined as accounts receivable plus inventories less accounts payable) was $117.4 million at the end of the fourth quarter of 2013, compared with $110.4 million a year earlier. Working capital turns were 6.2 for the fourth quarter of fiscal 2013, flat compared with the year-earlier quarter.

- The Company closed the quarter with a net cash position of $1.0 million compared with net cash of $4.7 million at June 30, 2012.

A reconciliation of net income, earnings per share and net income from continuing operations from reported GAAP amounts to non-GAAP amounts is included later in this release.

Management Comments

"A strong contribution from the Meder Electronic acquisition drove sales growth of 7.9% in the fourth quarter amid softness in many of our end markets," said President and CEO Roger Fix. "In addition to challenging end market dynamics, a difficult comparison with a very strong quarter in Engineering Technologies and Engraving a year ago combined to negatively affect our year-over-year organic growth and margin performance in the fourth quarter. Even with these headwinds, we are encouraged by Standex's ability to generate substantial cash flow, and we ended the year with a net cash position for the second time in the Company's history. For the year, we successfully capitalized on our focused diversity strategy and reported double-digit increase in sales to $701.3 million and achieved non-GAAP EPS of $3.70."

Segment Review

Food Service Equipment Group sales increased 2.4% year-over-year, with operating income increasing 0.2%.

"On the refrigeration side of the business, strong sales to quick serve chains were offset by continued softness in the drug retail markets," said Fix. "Our margins were pressured due to lower volume of drug retail sales and a greater mix of sales through our dealer channel. Because of changing market dynamics, we are taking actions to accelerate our end-user market expansion and to introduce new products at lower price points. We have recently completed a value engineering redesign and overhaul of our manufacturing process for our glass door merchandising cabinet product line, and we believe the resulting reduction in product cost will make us more competitive in retail drug stores as well as in new markets, such as dollar stores.[1] During the quarter we began recognizing revenue from the commitment we received last quarter for 50% of the business of a large dollar store chain. This translates to between $8 and $10 million in incremental sales during a 12-month period.

"In Cooking Solutions, strong growth related to the quick serve restaurant and convenient store segments was offset by the ongoing slowdown in both the US and European grocery segments. There was incremental improvement in North America during the quarter, but the poor market conditions in the UK are expected to persist.[1]"

"Our custom fabrication businesses continue to do well, while our Procon pump business is being negatively affected by soft European economic conditions," added Fix.

"We recently announced that we will be consolidating our Cheyenne, Wyoming plant into our Mexico facility as well as into other Cooking Solutions operations in North America. We expect to take a charge in fiscal 2014 in the range of $7.5 to $8 million.[1] Roughly $3 million of the charge is expected to be a non-cash impairment of the building.[1] We anticipate this action will result in savings in the range of $4 to $4.5 million per year.[1] We expect the consolidation to be substantially completed by the end of fiscal 2014, and to benefit from about 75% of the savings in the first half of 2015 and from the full annualized run rate in the second half of that year.[1] In addition, over the next several months we will be opening a new finished goods distribution center for the Cooking Solutions group located in Dallas, TX which we expect will improve customer satisfaction and improve working capital management,[1]" said Fix.

"Looking at the food service group as a whole, during fiscal 2014 we're undertaking two major projects – one in Refrigeration to diversify our customer base and introduce new lower cost products, and one in cooking to consolidate our operations to gain significant cost savings. These actions should have a significant effect on our growth and profitability at our Food Service segment in fiscal 2015,[1]" summarized Fix.

Engraving Group sales decreased 9.0% year-over-year, with operating income down 34.6%.

"Volumes declined in the quarter as mold texturizing sales in both North America and Europe softened as compared to record volumes realized in the prior year quarter," said Fix. "As expected, we also continued to experience some disruption to shipments and incremental expenses associated with the relocation of our facility in Brazil. In addition to the deleveraging effect of lower volumes and the high fixed cost nature of the business, margins were affected by a greater mix of lower-margin sales at our mold texturizing and Innovent businesses.

"We expect strong mold texturizing growth in North America in fiscal 2014 based on the schedule for major automotive platform launches, with Europe being flat with the record year we reported in fiscal 2013.[1] To prepare for future growth, we made good progress in the expansion of our mold texturizing production capabilities around the world. During the quarter we completed the move into our larger facility in Queretaro, Mexico, which is a growing center for automotive production. We also opened our fourth facility in India on schedule and continued to ramp production in Korea."

Engineering Technologies Group sales decreased 5.2% year-over-year, while operating income decreased by 9.5%.

"Strong sales to land-based turbine customers was offset by lower sales in the oil and gas market, and margins also faced a difficult year-over-year comparison as the result of a large, high margin oil and gas order last year," said Fix. "Our participation in the oil and gas business is largely connected to the timing and funding of large offshore oil and gas floating platforms, which can be very lumpy in nature. Therefore these projects will have a significant impact on the year-over-year quarterly performance of the Engineering Technologies Group. In the aviation market we continued growing sales of wing-based jet engine components and are in the process of securing a long-term contract for the A320 aircraft program that will solidify a leading position for Standex in the jet engine lipskin market. We also have developmental contracts for jet engine components in North America and Europe with major aircraft OEMs and we expect to receive production orders early in the next calendar year.[1] Looking forward, we are anticipating good growth from the land-based turbine, space and aviation markets, with the oil and gas market remaining flat.[1]"

Electronics Products Group reported 106.4% year-over-year sales growth, with operating income increasing 63.5%.

"The Meder acquisition continues to perform ahead of our expectations," said Fix. "During the quarter, we completed the consolidation of the Standex Electronics facilities in Tianjin and the Meder sales office in Hong Kong into the Meder manufacturing facility in Shanghai on schedule. With the plant consolidation complete, we should benefit from the majority of the $4 million run rate of expected cost synergies in Q1, and then ramping to the full run rate by the end of the fiscal year.[1] We have a number of new product and customer launches scheduled for 2014 in automotive, white goods and general industrial applications, and remain enthusiastic about our pipeline of new products and customer programs.[1]"

The ***Hydraulics Products Group*** reported a 3.3% year-over-year sales increase, while operating income increased 13.9%.

"The increase in Hydraulics sales was driven by our success in penetrating the garbage truck refuse and roll off waste container markets," said Fix. "This growth was largely offset by continued weakness in the dump trailer, dump truck and export markets. During the first quarter, we expect to complete the expansion of our hydraulics capacity at Standex's Tianjin, China facility.[1] This will enable us to capitalize on demand in the refuse and roll off container markets and provide increased capacity for low cost exports. We are launching a series of new products for the garbage truck refuse segment this year that are already generating positive customer response."

Business Outlook

"We are focused on driving revenue growth through organic growth initiatives, such as new product development as well as expanding our end market and geographic presence," said Fix. "The performance of our Meder acquisition highlights the success we've had in executing our acquisition strategy, and our balance sheet is in excellent condition to support additional growth through acquisitions. In addition, we are focused on bottom-line growth by making improvements to our operations and focusing on margin expansion. While we face headwinds in certain of our end markets, we are encouraged that we are taking the right steps to place Standex in the best position to capitalize on market opportunities and leverage sales growth into strong bottom-line performance.[1]"

Conference Call Details

Standex will host a conference call for investors today, August 27, 2013 at 10:00 a.m. ET. On the call, Roger Fix, President and CEO, and Thomas DeByle, CFO, will review the Company's financial results and business and operating highlights. Investors interested in listening to the webcast should log on to the "Investor Relations" section of Standex's website, located at www.standex.com. The Company's slide show accompanying the webcast audio also can be accessed via its website. To listen to the playback, please dial (888) 286-8010 in the U.S. or (617) 801-6888 internationally; the passcode is 99958141. The replay also can be accessed in the "Investor Relations" section of the company's website, located at www.standex.com.

Use of Non-GAAP Financial Measures

EBITDA, which is "Earnings Before Interest, Taxes, Depreciation and Amortization," non-GAAP income from operations, non-GAAP net income from continuing operations and free cash flow are non-GAAP financial measures and are intended to serve as a complement to results provided in accordance with accounting principles generally accepted in the United States. Standex believes that such information provides an additional measurement and consistent historical comparison of the Company's performance. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is available in this news release.

About Standex

Standex International Corporation is a multi-industry manufacturer in five broad business segments: Food Service Equipment Group, Engineering Technologies Group, Engraving Group, Electronics Products Group, and Hydraulics Products Group with operations in the United States, Europe, Canada, Australia, Singapore, Mexico, Brazil, Argentina, Turkey, South Africa, India and China. For additional information, visit the Company's website at www.standex.com.

[1] ***Safe Harbor Language***
Statements in this news release include, or may be based upon, management's current expectations, estimates and/or projections about Standex's markets and industries. These statements are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may materially differ from those indicated by such forward-looking statements as a result of certain risks, uncertainties and assumptions that are difficult to predict. Among the factors that could cause actual results to differ are the impact of implementation of government regulations and programs affecting our businesses, unforeseen legal judgments, fines or settlements, uncertainty in conditions in the financial and banking markets, general domestic and international economy including more specifically increases in raw material costs, the ability to substitute less expensive alternative raw materials, the heavy construction vehicle market, the ability to continue to successfully implement productivity improvements, increase market share, access new markets, introduce new products, enhance our presence in strategic channels, the successful expansion and automation of manufacturing capabilities and diversification efforts in emerging markets, the ability to continue to achieve cost savings through lean manufacturing, cost reduction activities, and low cost sourcing, effective completion of plant consolidations, successful completion and integration of acquisitions and the other factors discussed in the Annual Report of Standex on Form 10-K for the fiscal year ending June 30, 2012, which is on file with the Securities and Exchange Commission, and any subsequent periodic reports filed by the Company with the Securities and Exchange Commission. In addition, any forward-looking statements represent management's estimates only as of the day made and should not be relied upon as representing management's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company and management specifically disclaim any obligation to do so, even if management's estimates change.

Standex International Corporation
Consolidated Statement of Operations

	Three Months Ended June 30,		Twelve Months Ended June 30,	
	2013	**2012**	**2013**	**2012**
Net sales	183,275	$169,800	701,260	$634,640
Cost of sales	125,265	112,499	475,164	426,156
Gross profit	58,010	57,301	226,096	208,484
Selling, general and administrative expenses	39,426	38,543	159,601	146,995
Gain on sale of real estate	-	-	-	(4,776)
Restructuring costs	371	233	2,666	1,685
Income from operations	18,213	18,525	63,829	64,580
Interest expense	600	734	2,469	2,280
Other (income) expense, net	49	(227)	128	(519)
Total	649	507	2,597	1,761
Income from continuing operations before income taxes	17,564	18,018	61,232	62,819
Provision for income taxes	4,864	4,532	15,910	15,912
Net income from continuing operations	12,700	13,486	45,322	46,907
Income (loss) from discontinued operations, net of tax	(204)	457	(474)	(16,002)
Net income	$12,496	$13,943	$44,848	$30,905
Basic earnings per share:				
Income from continuing operations	1.01	$1.08	3.61	$3.75
Income (loss) from discontinued operations	(0.02)	0.04	(0.04)	(1.28)
Total	$0.99	$1.12	$3.57	$2.47
Diluted earnings per share:				
Income from continuing operations	1.00	$1.05	3.55	$3.67
Income (loss) from discontinued operations	(0.02)	0.04	(0.04)	(1.25)
Total	$0.98	$1.09	$3.51	$2.42

Standex International Corporation
Condensed Consolidated Balance Sheets

	June 30, 2013	June 30, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 51,064	$ 54,749
Accounts receivable, net	102,268	99,432
Inventories, net	84,956	73,076
Prepaid expenses and other current assets	7,776	6,255
Income taxes receivable	-	3,568
Deferred tax asset	12,237	12,190
Total current assets	258,301	249,270
Property, plant, and equipment, net	95,020	82,563
Goodwill	111,905	100,633
Intangible assets, net	25,837	19,818
Deferred tax asset	-	6,618
Other non-current assets	19,510	20,909
Total non-current assets	252,272	230,541
Total assets	$ 510,573	$ 479,811
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 69,854	$ 62,113
Accrued liabilities	46,981	51,124
Income taxes payable	1,638	3,548
Total current liabilities	118,473	116,785
Long-term debt	50,072	50,000
Accrued pension and other non-current liabilities	51,040	70,119
Total non-current liabilities	101,112	120,119
Stockholders' equity:		
Common stock	41,976	41,976
Additional paid-in capital	37,199	34,928
Retained earnings	546,031	505,163
Accumulated other comprehensive loss	(65,280)	(75,125)
Treasury shares	(268,938)	(264,035)
Total stockholders' equity	290,988	242,907
Total liabilities and stockholders' equity	$ 510,573	$ 479,811

Standex International Corporation and Subsidiaries
Statements of Consolidated Cash Flows

	Twelve Months Ended June 30,	
	2013	2012
Cash Flows from Operating Activities		
Net income	$44,848	30,905
Income (loss) from discontinued operations	(474)	(16,002)
Income from continuing operations	45,322	46,907
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	15,547	13,490
Stock-based compensation	3,343	3,768
Non-cash portion of restructuring charges	(31)	81
Gain from sale of real estate	-	(4,776)
Net changes in operating assets and liabilities	(732)	(12,029)
Net cash provided by operating activities - continuing operations	63,449	47,441
Net cash (used in) operating activities - discontinued operations	(3,268)	(3,775)
Net cash provided by operating activities	60,181	43,666
Cash Flows from Investing Activities		
Expenditures for property, plant and equipment	(14,147)	(9,936)
Expenditures for acquisitions, net of cash acquired	(39,613)	-
Proceeds from sale of real estate and equipment	28	5,207
Other investing activities	1,045	(2,691)
Net cash (used in) investing activities from continuing operations	(52,687)	(7,420)
Net cash provided by investing activities from discontinued operations	-	16,004
Net cash provided by (used in) investing activities	(52,687)	8,584
Cash Flows from Financing Activities		
Proceeds from borrowings	121,000	210,500
Payments of debt	(121,785)	(210,300)
Borrowings on short-term facilities (net)	-	(1,800)
Activity under share-based payment plans	279	316
Excess tax benefit from share-based payment activity	1,991	649
Cash dividends paid	(3,890)	(3,383)
Purchase of treasury stock	(8,509)	(5,521)
Net cash provided by (used in) financing activities	(10,914)	(9,539)
Effect of exchange rate changes on cash	(263)	(2,369)
Net changes in cash and cash equivalents	(3,683)	40,342
Cash and cash equivalents at beginning of year	54,749	14,407
Cash and cash equivalents at end of period	$51,066	$54,749

Standex International Corporation
Selected Segment Data

	Three Months Ended March 31,		Twelve Months Ended March 31,	
	2013	**2012**	**2013**	**2012**
Net Sales				
Food Service Equipment	$103,131	$100,749	$394,878	$388,813
Engraving	22,541	24,762	93,380	93,611
Engineering Technologies	21,497	22,673	74,838	74,088
Electronics Products	27,569	13,355	108,085	48,206
Hydraulics Products	8,537	8,261	30,079	29,922
Total	$183,275	$169,800	$701,260	$634,640
Income from operations				
Food Service Equipment	$11,138	$11,111	39,467	$39,613
Engraving	3,203	4,896	15,596	17,896
Engineering Technologies	4,493	4,964	13,241	14,305
Electronics Products	4,178	2,556	16,147	8,715
Hydraulics Products	1,597	1,402	4,968	4,403
Restructuring	(371)	(233)	(2,666)	(1,685)
Building Gain	-	-	-	4,776
Corporate	(6,025)	(6,171)	(22,924)	(23,443)
Total	$18,213	$18,525	$63,829	$64,580

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures

	Three Months Ended June 30,			Twelve Months Ended June 30,		
	2013	2012	% Change	2013	2012	% Change
Adjusted income from operations and adjusted net income from continuing operations:						
Income from operations, as reported	$ 18,213	$ 18,525	-1.7%	$ 63,829	$ 64,580	-1.2%
Adjustments:						
Restructuring charges	371	233		2,666	1,685	
Termination of Retiree Life Insurance	-	-		(2,278)	-	
Legal Settlement	-	-		2,809	-	
Acquisition-related costs	-	462		1,549	462	
Gain on sale of real estate	-	-		-	(4,776)	
Adjusted income from operations	$ 18,584	$ 19,220	-3.3%	$ 68,575	$ 61,951	10.7%
Interest and other expenses	(649)	(507)		(2,597)	(1,761)	
Provision for income taxes	(4,864)	(4,532)		(15,910)	(15,912)	
Discrete tax items	-	(790)		(1,366)	(1,635)	
Tax impact of above adjustments	(109)	(240)		(1,390)	734	
Net income from continuing operations, as adjusted	$ 12,962	$ 13,151	-1.4%	$ 47,312	$ 43,377	9.1%
EBITDA and Adjusted EBITDA:						
Income from continuing operations before income taxes, as reported	$ 17,564	$ 18,018		$ 61,232	$ 62,819	
Add back:						
Interest expense	600	734		2,469	2,280	
Depreciation and amortization	3,921	3,344		15,547	13,490	
EBITDA	$ 22,085	$ 22,096	0.0%	$ 79,248	$ 78,589	0.8%
Adjustments:						
Restructuring charges	371	233		2,666	1,685	
Termination of Retiree Life Insurance	-	-		(2,278)	-	
Legal Settlement	-	-		2,809	-	
Acquisition-related costs	-	462		1,549	462	
Gain on sale of real estate	-	-		-	(4,776)	
Adjusted EBITDA	$ 22,456	$ 22,791	-1.5%	$ 83,994	$ 75,960	10.6%
Free operating cash flow:						
Net cash provided by operating activities - continuing operations, as reported	$ 44,009	$ 24,312		$ 63,449	$ 47,441	
Add back: Voluntary pension contribution	-	6,000		3,250	6,000	
Less: Capital expenditures	(1,758)	(1,723)		(14,147)	(9,936)	
Free operating cash flow	$ 42,251	$ 28,589		$ 52,552	$ 43,505	
Net income from continuing operations	12,700	13,486		45,322	46,907	
Conversion of free operating cash flow	332.7%	212.0%		116.0%	92.7%	

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures

Adjusted earnings per share from *continuing operations*	Three Months Ended June 30,			Twelve Months Ended June 30,		
	2013	**2012**	**%Change**	**2013**	**2012**	**%Change**
Diluted earnings per share from continuing operations, as reported	$1.00	$1.05	-4.8%	$3.55	$3.67	-3.3%
Adjustments:						
Restructuring charges	0.02	0.01		0.15	0.09	
Termination of Retiree Life Insurance	-	-		(0.13)	-	
Legal Settlement	-	-		0.16	-	
Acquisition-related costs	-	0.02		0.08	0.02	
Gain on sale of real estate	-			-	(0.26)	
Other						
Discrete tax items	-	(0.06)		(0.11)	(0.13)	
Diluted earnings per share from continuing operations, as adjusted	$1.02	$1.02	0.0%	$3.70	$3.39	9.1%